GLOBE SPECIALTY METALS, INC.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY 10119

March 1, 2010

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, DC 20549

Re:	Globe Specialty Metals, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed October 5, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 16, 2009
File No. 1-34420

Dear Mr. Schwall:

This letter is in response to your letter dated January 29, 2010. We have set forth your comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangibles, page 28

1.
We note that you consider the testing of goodwill and intangible assets for impairment to be a critical accounting policy. In addition, we note you impaired all of the goodwill in your Solsil reporting unit in fiscal 2009. Please tell us the percentage by which the fair value of your other reporting units with remaining goodwill exceeded the carrying value as of the date of your most recent test. Additionally, in future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulation S-K.

(a)	The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

(b)	The amount of goodwill allocated to each reporting unit.

(c)	A description of the method and key assumptions used to measure the fair value of each reporting unit also indicating how the key assumptions were determined.

(d)	To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

(e)	A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

(f)	Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

(g)	If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose either that no material amount of goodwill exists at reporting units which are at risk of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary.

As of the date of our most recent impairment test, the fair value of our other reporting units with remaining goodwill exceeded the carrying value as of the date of our most recent goodwill impairment test by the following percentages:

•	GMI – 38%
•	Globe Metais – 45%
•	Yonvey – 6%

Please note that as described in note 24 on page 120 of our Form 10-K for the Fiscal Year Ended June 30, 2009, the Yonvey reporting unit is included in our Other operating segment as it is immaterial for purposes of separate disclosure, but is evaluated independently in our goodwill impairment test, consistent with our accounting policy described in note 2(j) on page 87 of our Form 10-K for the Fiscal Year Ended June 30, 2009. There is no goodwill associated with our remaining reporting units.

In future filings, we will expand our disclosure relating to such testing for any significant reporting unit that does not have a fair value substantially in excess of its carrying value, to address the points you identified above, consistent with the guidance in Item 303(a)(3)(ii) of Regulation S-K.

Elements of our Executive Compensation Arrangements, pages 56-57

2.
Once you implement compensation plans “that tie a substantial portion of our executives’ overall compensation to the achievement of corporate performance objectives,” ensure that you provide all the disclosure that Item 402 of Regulation S-K requires, including quantification of applicable performance targets, if any. Also refer to Instruction 4 to Item 402(b) in that regard.

When we implement compensation plans that tie a substantial portion of our executives’ overall compensation to the achievement of corporate performance objectives, we will ensure that we provide all the disclosure that Item 402 of Regulation S-K requires, including quantification of applicable performance targets, if any. We will also refer to Instruction 4 to Item 402(b) in that regard.

3.
We note the statement that the Compensation Committee will determine cash bonuses “based on determinations of performance, as well as factors such as the achievement of milestones and financial factors.” Describe all such material factors considered. See, for example, Item 402(b)(2)(v), (b )(2)(vi), and (b )(2)(vii) of Regulation S-K.

The Company currently pays executive bonuses with respect to a calendar year, instead of the Company’s fiscal year. As of June 30, 2009, no final bonus determinations had been made. Our accrued executive bonus pool at June 30, 2009 was based on a formula of modified cash flow for the six months ended June 30, 2009. The Company intends to disclose in subsequent Compensation Discussion and Analysis disclosure, all material factors that the Compensation Committee adopted for consideration in the determination of the cash bonuses paid to individual executives in respect of the calendar year ended December 31, 2009, including, as applicable, the matters described in Item 402(b)(2)(v), (b)(2)(vi) and (b)(2)(vii) of Regulation S-K.

4.
Throughout your discussion, you mention that you generally seek to establish certain elements of your executive compensation at levels commensurate to that paid to officers serving in similar roles at “comparable companies”. Please identify these companies and explain in sufficient detail your basis for determining that these companies are comparable. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

All of the initial salaries of the Company’s executive officers were established through negotiations between management and each executive officer based on the subjective determination of the Chairman and management, including their prior experience and knowledge of industry compensation practices at companies they each considered comparable.

In determining the size of the bonus awarded to Mr. Kestenbaum in 2009, the Company’s Board of Directors received advice from Mercer Human Resource Consulting (“Mercer”), the independent consulting firm engaged to analyze the compensation levels of chief executive officers at comparable companies. In identifying comparable companies, Mercer analyzed companies that were characterized by significant equity ownership by a founder CEO/Chairman, annual revenue between $200,000,000 and $600,000,000 and operations in a similar industry.

Mercer compared Mr. Kestenbaum’s aggregate compensation between 2004 and 2008 with companies with revenue in the $300,000,000 to $500,000,000 range and founder CEO/Chairman holding at least 10% of the equity of such companies (the “Founder Group”). Mercer removed a few outliers and companies where the founder/CEO received no compensation. Mercer calculated the 25th, 50th and 75th percentile statistics for the following compensation elements: base salary, actual annual incentives, total cash compensation, grant date long-term incentive value and total direct compensation. Mercer also examined companies with revenues between $200,000,000 and $600,000,000 and calculated the 25th, 50th and 75th percentile statistics for the same compensation elements.

The aforementioned companies were considered comparable because the revenue ranges generally covered the size of the Company during the period examined. In addition, the equity ownership in the Founder Group was comparable to Mr. Kestenbaum’s, who at the time of such examination beneficially owned approximately 17% of the Company’s equity. With respect to the Mercer report, Mercer did not disclose the names of the companies used as comparables, other than to highlight the attributes as outlined above.

In determining the size of stock option awards to the Company’s executive officers, the Company historically relied on the subjective determination of each independent director’s knowledge of the level of equity ownership of executives at companies they each considered comparable.

If the Company continues to consider executive compensation at its peer companies in rendering executive compensation decisions, it will disclose such considerations in subsequent filings.

5.	In addition, if you have benchmarked different elements of your compensation against different comparable groups, please identify the companies that comprise each such group.

Except for the benchmarking done by Mercer in respect of Mr. Kestenbaum’s bonus award, the Company has not benchmarked different elements of its compensation against comparable groups.

6.
Notwithstanding your disclosure that certain compensation elements are set forth in each executive officer’s employment agreement, discuss how the compensation data from the comparable companies influenced the compensation paid. For example, disclose whether you set the compensation (or elements thereof) of your executive officers within a specified range of such compensation of your comparable group, and if so, where your compensation fell within such range. We note, for example, your disclosure that the “compensation levels of chief executive officers at comparable companies” was a consideration in awarding the $5 million discretionary bonus to Mr. Kestenbaum in December 2008. It is unclear whether the discretionary bonus was intended to place his total compensation within a particular range of the amounts paid to chief executive officers at such companies.

Except with respect to the award of Mr. Kestenbaum’s 2009 bonus, which was in part intended to compensate Mr. Kestenbaum for being underpaid relative to his peer group during the period between 2004 and 2008, all compensation decisions were established through negotiations between management and each executive officer based on the subjective determination of the Chairman and management. In assessing the size of a bonus to be awarded to Mr. Kestenbaum, the Company considered Mercer’s conclusion that if the Board of Directors believed Mr. Kestenbaum performed at the 75th percentile or above during the period between 2004 and 2008, the difference between what he could have reasonably earned versus what he actually earned was in excess of $5,000,000.

Note 18 Commitments and Contingencies

h. Deferred Revenue, page 112

7.
You disclose that “The customer is required to pay for delivered material within 30 days from the date the material is placed in our warehouse.” Please tell us when you received payment from your customer for the deferred revenue recorded at June 30, 2009. In addition, please describe to us the specific performance obligation(s) that preclude your recognition of revenue, and tell us how you satisfied those obligation(s) at September 30, 2009 such that you were able to recognize approximately $0.5 million of your deferred revenue at that date.

We received payment at various dates prior to June 30, 2009 from our customer for the deferred revenue recorded at June 30, 2009. Deferred revenue was only recorded when cash payment was actually received from our customer prior to June 30, 2009. As described in note18(h) on page 112 of our Form 10-K for the Fiscal Year Ended June 30, 2009, the material is stored in uncrushed form under the warehousing arrangement. Under the terms of the storage arrangement, we are required to crush the material according to customer sizing specifications and load the material onto the customer’s railcars. Accordingly, we were precluded from recognizing revenue until these final performance obligations were satisfied. Please note that the conclusion to defer revenue under the warehousing arrangement was confirmed during discussions with the Office of the Chief Accountant on May 21, 2009. Since June 30, 2009, we have recognized revenue for material which was subsequently crushed and delivered to our customer’s railcars, completing our remaining performance obligations.

Exhibits 31.1 through 31.3

8.
Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular that paragraph 4(d) should include the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report).”

We confirm that, in future filings, our certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Please note that the certifications for our Form 10-Q for the Quarterly Period Ended December 31, 2009 were exactly as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

9.
We note you entered into various transactions with Dow Corning Corporation on November 5, 2009. Please tell us how you considered providing a discussion of how the sale of the 49% interest in the joint venture and the decrease in the current supply contract will impact your results of operations, liquidity and cash flows. Refer to Item 303 of Regulation S-K for additional guidance.

The sale of the 49% interest in the joint venture occurred subsequent to September 30, 2009. The most significant impact on our liquidity and cash flows was our receipt of $100,000,000 from Dow Corning as proceeds from the sale of the 49% interest in the joint venture. This fact, along with the related change in the supply contract, were disclosed in note 19 to our Form 10-Q for the Quarterly Period Ended September 30, 2009, and the impact of the total cash proceeds from the transactions with Dow Corning were discussed within MD&A on page 34 to our Form 10-Q for the Quarterly Period Ended September 30, 2009. We have expanded these disclosures in our Form 10-Q for the Quarterly Period Ended December 31, 2009.

10.
We also note the pro forma financial information you filed via Form 8-K on November 12, 2009 depicts the impact of the sale of 100% of your interests in Globe Metais on your financial condition and results of operations. Please tell us how you also considered discussing within MD&A the impact of this transaction on your liquidity and cash flows.

The sale of our 100% interest in Globe Metais occurred subsequent to September 30, 2009. The most significant impact on our liquidity and cash flows was our receipt of approximately $65,600,000 from the transaction, which represents a purchase price of $75,000,000 received from Dow Corning less withholding taxes and certain expenses totaling approximately $9,400,000. This fact was disclosed in note 19 to our Form 10-Q for the Quarterly Period Ended September 30, 2009, and the impact of the total cash proceeds from the transactions with Dow Corning were discussed within MD&A on page 34 to our Form 10-Q for the Quarterly Period Ended September 30, 2009. We have expanded these disclosures in our Form 10-Q for the Quarterly Period Ended December 31, 2009.

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Securities and Exchange Commission
Page |

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any don with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me or our Chief Financial Officer, Malcolm Appelbaum.

Sincerely,

                              /s/ Stephen Lebowitz
Stephen Lebowitz

Chief Legal Officer

cc:	Alan Kestenbaum
Jeff Bradley
Malcolm Appelbaum
Jeffrey E. Jordan, Esq.